Exhibit 99.14

NICE Actimize Named Category Winner for Suitability in
WealthBriefingAsia Awards for Third Consecutive Year

NICE Actimize prioritized its investments in suitability  throughout Asia, applying cloud, artificial intelligence, and advanced analytics to addressing regulatory concerns

Hoboken, N.J, June 26, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, was named the winner in the Suitability (Pan Asia) category by WealthBriefingAsia Awards for the third consecutive year. Sponsored by WealthBriefing, a publication of Clearview Financial Media and a leading global provider of business intelligence in the private banking and wealth management space, the awards program rewards achievement, top class performance, and innovation across Asia.

In the competition’s eleventh year, NICE Actimize emerged as the 2023 Suitability (Pan Asia) winner in supporting wealth advisors and asset managers through the successful implementation of its holistic surveillance solutions offerings. NICE Actimize showed how it prioritized its investment in the Wealth Management and Suitability area throughout Asia, applying cloud, artificial intelligence, and advanced analytics to enable its customers to support the best interests of their end clients.

“With our strong commitment to the Asia-Pacific market, our innovative surveillance solutions are helping financial institutions meet regulatory obligations while managing client risk,” said Chris Wooten, EVP, NICE. “Increased regulatory pressures throughout the region demand better controls and when compounded with the complexity of investment strategies, financial firms must identify sales activity issues and record actions to meet ongoing regulatory requirements. Our solutions support our FIs in addressing these concerns.”

“For the third time, our winner NICE Actimize has continued to advance its suitability offering to ensure it is at the forefront of the Asian market,” said ClearView Financial Media’s CEO, and Publisher of WealthBriefing, Stephen Harris. “These awards recognize the very best operators in Asia wealth management, with ‘independence,’ ‘integrity,’ and ‘genuine insight’ the watchwords of the judging process - such that the awards truly reflect excellence in Asia wealth management.”

NICE Actimize SURVEIL-X Suitability for Wealth and Insurance is a comprehensive AI-powered surveillance and suitability solution that builds on the capabilities of NICE Actimize’s industry-leading SURVEIL-X Holistic Conduct Surveillance suite. A growing body of global regulations and recommendations are requiring financial services organizations to monitor employees more closely; review their investment recommendations, transactions and accounts for suitability and undue risks; and ensure that mandated disclosures are being properly communicated.

Among the supported regulations within APAC are the Monetary Authority of Singapore's Private Banking Sales and Advisory Practices guidance and the Securities and Futures Commission’s and Hong Kong Monetary Authority’s suitability obligations.

Earlier this year, NICE Actimize won the WealthTech Americas award, as well as the WealthBriefing Europe award, all for Suitability further demonstrating its global leadership in this category.

For a replay of NICE Actimize’s webinar, “Heightened Expectations: Sales & Suitability in a Digital Era,” please click here.

For more information on NICE Actimize’s SURVEIL-X solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.